Exhibit 10.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

PDL BIOPHARMA, INC.,

a Delaware corporation

and

OTSUKA PHARMACEUTICAL CO., LTD.,

a Japanese corporation

Dated as of December 14, 2007

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v

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	11.2	Publicity	29

ARTICLE 12	TERM AND TERMINATION		29

ARTICLE 13	INDEMNIFICATION		30

	13.1	Indemnification by Buyer	30

	13.2	Indemnification by Seller	30

	13.3	Claims	31

	13.4	Limitation; Exclusivity	31

ARTICLE 14	MISCELLANEOUS		31

	14.1	Non-Survival of Representations and Warranties	31

	14.2	No Third Party Beneficiaries	31

	14.3	Force Majeure	31

	14.4	Governing Law; Jurisdiction; Dispute Resolution and Arbitration	32

	14.5	Severability	32

	14.6	Entire Agreement	33

	14.7	Amendment	33

	14.8	Notices	33

	14.9	Assignment	34

	14.10	No Agency	34

	14.11	Construction	34

	14.12	Payment of Expenses	34

	14.13	Counterparts	34

LIST OF EXHIBITS, ATTACHMENT AND SCHEDULES

EXHIBITS

Exhibit A	General Assignment and Bill of Sale
Exhibit B	Assignment and Assumption Agreement
Exhibit C	Domain Name Assignment Agreement
Exhibit D	Patent Assignment Agreement
Exhibit E	Trademark Assignment Agreement
Exhibit F	Transition Services Agreement
Exhibit G	Form of Third Party Consent to Assignment of Assumed Contracts
Exhibit H	Form of Third Party Notification Letter

ATTACHMENTS

Attachment 1.42(a)	Product Specifications for bulk API
Attachment 1.42(b)	Product Specification for Drug Product
Attachment 1.44	List of Raw Materials and WIP
Attachment 2.1(a)	List of Patents
Attachment 2.1(b)	List of Licensed IP Rights
Attachment 2.1(c)	List of Trademark Registrations
Attachment 2.1(e)	List of Registrations
Attachment 2.1(l)	List of Tangible Assets
Attachment 2.1(m)	List of Domain Names
Attachment 2.1(q)(1)	List of Shared Contracts
Attachment 2.1(q)(2)	List of Assumed Contracts
Attachment 4.2(a)	List of Third Party Consents
Attachment 5.1(a)	Business Employees

DISCLOSURE SCHEDULES

Schedule 6.3	Consents and Approvals
Schedule 6.4	Title to Assets
Schedule 6.5	Patents
Schedule 6.6	Trademarks
Schedule 6.7	Registrations
Schedule 6.8(a)	Default under Assumed Contracts and Shared Contracts
Schedule 6.8(b)	Third Party Consents
Schedule 6.9	Manufacturing
Schedule 6.10	Registrations; Regulatory Matters
Schedule 6.11	Regulatory Status of Product
Schedule 6.12	Product Net Sales
Schedule 6.14	Litigation
Schedule 6.16(a)	Customers and Suppliers
Schedule 6.16(b)	Notice from Customers and Suppliers
Schedule 6.17	Inventory

Schedule 6.18	Employees
Schedule 6.19	Insurance
Schedule 6.20	Packaging Inventory
Schedule 6.21	Brokers and Finders (Seller)

SCHEDULES

Schedule 7.6	Brokers and Finders (Buyer)
Schedule 8.4	Shared Contracts

ii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of December 14, 2007 (the “Effective Date”) between PDL BioPharma, Inc., a Delaware corporation (“Seller”) and Otsuka Pharmaceutical Co., Ltd., a Japanese corporation (“Buyer”).

RECITALS

A. Seller owns certain rights and assets related to the IV Busulfex® (busulfan) product.

B. Seller desires to sell, and Buyer wishes to acquire, all right, title and interest in and to the Assets (as defined below) used in the Business (as defined below), upon the terms and conditions set forth in this Agreement, in exchange for consideration consisting of cash and the assumption of certain Liabilities in connection with the Business, and other terms and conditions as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

DEFINITIONS

1.1 “Accounts Payable” shall mean all of Seller’s trade accounts payable, and all notes payable by Seller created or arising in respect of the Product.

1.2 “Accounts Receivable” shall mean all of Seller’s trade accounts receivable, and all notes receivable or evidences of indebtedness payable to Seller created or arising in respect of the sale of the Product.

1.3 “Affiliate” with respect to any party means any entity that is directly or indirectly controlling, controlled by or under common control with such party.

1.4 “API” shall mean the active pharmaceutical ingredient busulfan.

1.5 “Assets” shall have the meaning given in Article 2.

1.6 “Assumed Contracts” shall have the meaning given in Section 2.1(q) and shall include the agreements, purchase orders and change orders listed in Attachment 2.1(q)(2).

1.7 “Books and Records” shall mean all pricing lists, material customer correspondence and related material books and records used solely and specifically with respect to the Business in the Territory by Seller or any of Seller’s Affiliates.

1.8 “Business” shall mean the business as conducted at the Closing Date by Seller of using, making or having made, selling, marketing and supporting the Product.

1.9 “Buyer Indemnitee(s)” shall have the meaning given in Section 13.2.

1.10 “Claim” shall have the meaning given in Section 13.3.

1.11 “Clinical Data” shall have the meaning given in Section 2.1(k).

1.12 “Closing” shall have the meaning given in Section 4.1.

1.13 “Closing Date” shall have the meaning given in Section 4.1.

1.14 “Closing Date Inventory Value Schedule” shall have the meaning given in Section 3.1.

1.15 “Confidential Information” shall have the meaning ascribed to it in the Confidentiality Agreement.

1.16 “Confidentiality Agreement” shall mean that certain Mutual Confidentiality Agreement between Buyer and Seller dated September 6, 2007.

1.17 “Customer Orders” mean orders for Packaged Product from customers of Seller or any of Seller’s Affiliates in the Territory.

1.18 “Drug Product” shall mean labeled or unlabelled vials containing API.

1.19 “Effective Date” shall mean the date first set forth in the opening paragraph of this Agreement.

1.20 “Excluded Assets” shall have the meaning given in Section 2.2.

1.21 “Expiration Date” shall have the meaning given in Section 11.1.

1.22 “FDA” shall mean the United States Food and Drug Administration, or any successor agency or entity thereto that may be established hereafter which has the responsibilities with respect to pharmaceutical products such as the Product.

1.23 “FD&C Act” shall mean the Federal Food, Drug and Cosmetic Act, 21 USC § 321 et seq.

1.24 “Governmental Entity” shall mean any court, tribunal, arbitrator, authority, agency, commission, regulatory, official or other instrumentality of the government of the United States or of any foreign country, any state or any political subdivision of any such government (whether state, provincial, county, city, municipal or otherwise).

1.25 “HSR” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of l976, as amended, and related rules.

1.26 “IND” shall mean investigational new drug application number IND 46,232, initially filed September 16, 1994.

1.27 “Knowledge” shall mean, whenever any representation or warranty is made by Seller or Buyer “to the Knowledge” of the Seller or Buyer, (i) the actual knowledge of the officers of the Seller or Buyer, respectively, and (ii) the knowledge that any such person referenced in clause (i) hereof, as a prudent business person, would have obtained in the usual course of the performance of his or her professional responsibilities to such party.

1.28 “Liabilities” shall mean liabilities of any kind or nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, liquidated or unliquidated, including but not limited to any liabilities for claims of product liability, personal injury or death, liability in tort or contract (including unripened liabilities due to past actions or sales), indebtedness, and any FDA or other Governmental Entity action or notification, and all costs and expenses (including reasonable attorneys’ fees), incurred in connection with the defense of any such claims.

1.29 “Licensed IP Rights” shall have the meaning given in Section 2.1(b).

1.30 “Material Adverse Change” and “Material Adverse Effect” shall mean any event or situation that has a material adverse change or effect, respectively, on the operations, assets, Liabilities, results of operations, cash flows or financial condition, or relations with material customers or material suppliers, of the Business, taken as a whole, other than any such change or effect resulting from or arising in connection with (i) the announcement, performance or pendency of this Agreement or the transactions contemplated hereby, (ii) changes or conditions affecting the pharmaceutical industry, generally, (iii) changes in economic, regulatory or political conditions generally, (iv) changes in financial markets, including prevailing interest rates or market conditions; (v) developments or announcements, including product approvals and clinical trial results with respect to competitive or potentially competitive therapies or products, (vi) resignations or departures of employees engaged in the Business, (vii) fluctuations in foreign currency exchange rates, (viii) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, development timelines or other measures of financial or operating performance for any period, (ix) changes in applicable laws or interpretations thereof by Governmental Entities or (x) changes or effects that are the result of actions taken by Buyer that have an effect on the Business.

1.31 “Marketing and Promotional Documents” shall have the meaning given in Section 2.1(i).

1.32 “NDA” shall mean new drug application number NDA 20-954, initially approved February 4, 1999.

1.33 “Non Product-Specific Manufacturing Information” shall have the meaning given in Section 2.1(g).

1.34 “Non-U.S. Marketing Approvals” shall have the meaning given in Section 6.10.

1.35 “Notice of Objection” shall have the meaning given in Section 3.4.

1.36 “Packaged Product” shall mean Product in the Product Inventory purchased by Buyer hereunder that is packaged and labeled for sale to the end user.

1.37 “Packaging Inventory” shall have the meaning given in Section 2.1(o).

1.38 “Patents” shall have the meaning given in Section 2.1(a).

1.39 “Product” shall mean each presentation of any pharmaceutical preparation (including formulation changes and production intermediates) containing the API, whether registered, marketed or in development by Seller, as of the Closing Date, including Product marketed under the name IV Busulfex® (busulfan).

1.40 “Product Inventory” shall mean all of the inventory owned by Seller of bulk API, Packaged Product and Drug Product, in existence as of the Closing each of which shall have a remaining shelf-life of at least six (6) months as of the Closing Date.

1.41 “Product-Specific Manufacturing Information” shall have the meaning given in Section 2.1(f).

1.42 “Product Specifications” shall mean the specifications for bulk API, and for Drug Product, as set forth in Attachments 1.42 (a) and (b), respectively.

1.43 “Purchase Price” shall have the meaning given in Section 3.1.

1.44 “Raw Materials and WIP” shall mean all of the raw materials and work in progress owned by Seller for use in the manufacture of the Product, in existence as of the Closing, as identified in Attachment 1.44, each of which shall have a remaining shelf-life of at least six (6) months as of the Closing Date.

1.45 “Registrations” shall have the meaning given in Section 2.1(e).

1.46 “Research and Development Materials” shall have the meaning given in Section 2.1(h).

1.47 “SEC” shall mean the United States Securities and Exchange Commission.

1.48 “Seller Indemnitees” shall have the meaning given in Section 13.1.

1.49 “Shared Contracts” shall mean contracts and agreements to which Seller is a party which relate to the Product or the Business, but also relate to other products and businesses of Seller.

1.50 “Tangible Assets” shall have the meaning given in Section 2.1(l).

1.51 “Tax” and “Taxes” shall mean all present or future taxes, charges, fees, levies, duties or other assessments including, without limitation, income, excise, property, value added, real estate, sales, payroll, transfer, social security and franchise taxes imposed by any federal, state, county, or local government, or a subdivision or agency thereof. Such term shall include any interest, penalties, or additions payable in connection with such taxes, charges, fees, levies, duties, or other assessments.

1.52 “Territory” shall mean all the countries in the world.

1.53 “Third Party Accounting Firm” shall have the meaning given in Section 3.4.

1.54 “Trademarks” shall mean all trademarks, service marks, trade names, names, slogans, taglines, logos, design marks, trade dress, product designs, and product packaging, including all applications for and registrations of the foregoing, and including those at common law that are related to the Product.

1.55 “Trademark Registrations” shall have the meaning given in Section 2.1(c).

1.56 “Transition Services Agreement” shall mean the agreement entered into by Buyer and Seller relating to the transition of the Business, whereby Seller shall provide certain regulatory, supply chain management, intellectual property, product development and other services to Buyer, to the extent and for the periods of time and at the costs as specified therein.

1.57 “Worldwide Safety Reports” shall have the meaning given in Section 2.1(j).

ARTICLE 2

TRANSFER OF ASSETS; LICENSE AND SUBLICENSE

2.1 Purchase and Sale of Assets . Subject to the terms and conditions of this Agreement, Seller shall sell, transfer, assign, convey, deliver, license or sublicense, as specified below, to Buyer; or shall cause to be sold, transferred, assigned, conveyed, delivered, licensed or sublicensed, as specified below, to Buyer, and Buyer shall acquire all of Seller’s right, title and interest in and to the property and assets of Seller identified in this Section 2.1 (collectively, the “Assets”).

(a) Patents. Upon Closing, Seller shall sell, transfer, assign, convey and deliver; or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all of Seller’s rights, title and interest in and to the patent filings listed in Attachment 2.1(a) (the “Patents”), including any patents of addition, re-examinations, reissues, extensions, granted supplementary protection certifications, substitutions, confirmations, registrations, revalidations, revisions, additions and the like, of or to said Patents and any and all divisionals, continuations and continuations-in-part, and any patents issuing therefrom. Seller hereby retains a royalty-free right and license, including the right to sublicense, under the Patents, solely to the extent necessary for, and solely for the purposes of, performing Seller’s obligations under this Agreement and the Transition Services Agreement and only until the completion of Seller’s obligations hereunder and thereunder.

(b) Licensed IP and Know-How . Upon Closing, and Buyer’s assumption of the Assumed Contracts, Seller shall transfer, assign, convey and deliver; or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all of Seller’s rights under the patent rights listed in Attachment 2.1(b) (the “Licensed IP Rights”), and all of Seller’s rights under all patents, know how and other intellectual property rights contained in the license agreements included as part of the Assumed Contracts, subject to any restrictions and obligations in such license agreements. Seller hereby retains a royalty-free right and license under the Licensed IP Rights for use in the Business, solely to the extent necessary for, and solely for the purposes of, performing Seller’s obligations under this Agreement and the Transition Services Agreement, and only until the completion of Seller’s obligations hereunder and thereunder.

(c) Trademark Registrations . Upon Closing, Seller shall sell, transfer, assign, convey and deliver; or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all of Seller’s rights, title and interest in and to the Trademarks, trademark registrations and applications which are identified in Attachment 2.1(c), together with (i) all common law rights to the Trademarks, (ii) the goodwill of the Business symbolized by the Trademarks, (iii) all causes of actions, claims and demands or other rights for, or arising from any infringement, dilution, unfair competition, or other violation, including past infringement, dilution, unfair competition, or other violation, of the Trademarks, and (iii) all rights corresponding thereto throughout the world (the “Trademark Registrations”). No rights under any other names are transferred to Buyer hereunder.

(d) Copyrights . Upon Closing, Seller shall sell, transfer, assign, convey and deliver; or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all of Seller’s rights, title and interest in and to the copyrights, including all related registrations, applications and common law rights, in any labels, product marketing materials or other copyrighted works related to the Product and used in the Business.

(e) Registrations . Upon Closing, Seller shall sell, transfer, assign, convey and deliver; or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, solely to the extent saleable, transferable, assignable, conveyable or deliverable under applicable law, all of Seller’s rights, title and interest in and to the regulatory files and approvals, registrations and governmental authorizations, each NDA, each IND, compliance notices, licenses and permits, and any applications to the FDA or the comparable foreign law or bodies in effect or pending at the Closing Date, and all materials and information relating to the FDA and other Governmental Entity approvals for the Product in the Business held by Seller, the same being identified in Attachment 2.1(e), and all information contained therein (the “Registrations”).

(f) Product-Specific Manufacturing Information . Upon Closing, Seller shall sell, transfer, assign, convey and deliver; or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer all of Seller’s rights, title and interest in and to all of Seller’s manufacturing information (the “Product-Specific Manufacturing Information”) used solely and exclusively in the Business. Seller shall retain a non-exclusive license to use Product-Specific Manufacturing Information, solely for purposes of fulfilling its obligations under this Agreement and the Transition Services Agreement, and only until completion of Seller’s obligations hereunder and thereunder.

(g) Non Product-Specific Manufacturing Information . Upon Closing, Seller shall grant, or shall cause to be granted to Buyer, a perpetual, paid up, irrevocable, royalty-free, non-exclusive license, with the right to sublicense, to use, only in the Business, any manufacturing information that is used by Seller both in the Business and also in other business activities of Seller (the “Non-Product Specific Manufacturing Information”). Seller shall retain a non-exclusive license to use Non-Product-Specific Manufacturing Information in other business activities of Seller.

(h) Research and Development Materials . Upon Closing, Seller shall sell or shall cause to be sold, and shall promptly deliver or cause to be delivered to Buyer, copies of research and development reports and disclosure memoranda owned or controlled by Seller or its Affiliates and any of their respective agents, solely to the extent relating exclusively to the Business (the “Research and Development Materials”).

(i) Marketing and Promotional Documents . Upon Closing, Seller shall sell, or shall cause to be sold, and shall thereafter promptly deliver or cause to be delivered to Buyer, hard copies and an electronic copy existing and in use as of the Closing Date of the marketing and promotional documents owned by Seller or its Affiliates, such as customer lists, marketing and promotional plans, documents and materials, field force training manuals and materials, and the like, solely to the extent relating exclusively to the Business (the “Marketing and Promotional Documents”). Buyer’s use of the Marketing and Promotional Documents shall be subject to Section 10.6.

(j) Worldwide Safety Reports . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, a copy of all worldwide safety reports in the possession of Seller or its Affiliates with respect to the API or the Product in existence as of the Closing (the “Worldwide Safety Reports”).

(k) Clinical Data . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, a copy of all clinical data contained in Seller’s databases referring to the API or the Product (the “Clinical Data”).

(l) Tangible Assets . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, certain tangible assets, as listed in Attachment 2.1(l) (the “Tangible Assets”).

(m) Domain Names . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all of Seller’s rights, title and interest in and to the domain names listed in Attachment 2.1(m) (collectively, the “Domain Names”).

(n) Product Inventory . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, the Product Inventory.

(o) Packaging Inventory . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all packaging material for the Product, including all package labels and product inserts used in connection with the Product owned or controlled by Seller as of the Closing (the “Packaging Inventory”).

(p) Raw Materials and WIP . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, the Raw Materials and WIP.

(q) Assumed Contracts . Upon Closing, except as otherwise provided in Section 8.4 with respect to the Shared Contracts listed in Attachment 2.1(q)(1), Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all rights and benefits of Seller in existence as of the Closing Date arising after the Closing Date under the contracts listed in Attachment 2.1(q)(2) (the “Assumed Contracts”), including, any intellectual property rights therein.

(r) Books and Records . Upon Closing, Seller shall deliver to Buyer, copies of all Books and Records.

(s) Customer Orders . Upon Closing, Seller shall sell, transfer, assign, convey and deliver or shall cause to be sold, transferred, assigned, conveyed and delivered to Buyer, all unfilled Customer Orders as of the Closing Date (i.e. Customer Orders to the extent that (i) the Packaged Products at issue have not been shipped to the applicable customer as of the Closing Date and (ii) Buyer (rather than Seller or any of its Affiliates) would be paid by the applicable customer after shipment by Buyer following the Closing Date), a list of which shall be provided to Buyer within ten (10) business days after the Closing Date.

2.2 Excluded Assets . Buyer hereby acknowledges that Seller is not transferring hereunder any assets, rights or interests of Seller (collectively, the “Excluded Assets”) not specifically set forth in Section 2.1, including, without limitation:

(a) any contracts or agreements with any third party that are not Assumed Contracts;

(b) any assets or rights used solely in the research, development, manufacture, control, packaging or release, marketing or sale of products other than the Product;

(c) any assets or rights, including without limitation, technical information and intellectual property, that are not used exclusively in the Business and are used in other business activities of Seller; provided that Seller’s failure to sell and transfer such assets or rights to Buyer would not have any adverse effect on Buyer’s ability to operate the Business;

(d) equipment, computer software, and computer hardware, except as listed on Attachment 2.1(l);

(e) all Accounts Receivable arising prior to the Closing Date; and

(f) Corporate records (financial records, internal correspondence, formation documents, stock records, board resolutions and minutes, and the like).

2.3 Assumed Liabilities . Buyer shall assume and agree to honor, pay and discharge when due only the following Liabilities of Seller (the “Assumed Liabilities”):

(a) all Liabilities of Seller under the Assumed Contracts, but only to the extent such Liabilities arise from any event, circumstance or condition occurring after the Closing Date;

(b) all Liabilities of Seller under the Registrations to be performed on or after the Closing Date, but only to the extent such Liabilities relate to any event, circumstances or conditions occurring after the Closing Date; and

(c) all other Liabilities solely to the extent such Liabilities are incurred or relate to actions or activities occurring after the Closing Date (other than the Excluded Liabilities listed in Section 2.4) arising out of or related to the Assets, including, without limitation, any product liability, product warranty, product return, charge-back, rebate or Medicaid, Medicare or other reimbursements, or similar claim, related to the Product sold after the Closing Date.

2.4 Excluded Liabilities . The Excluded Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. The “Excluded Liabilities” shall mean every Liability of Seller other than the Assumed Liabilities, including, without limitation:

(a) all Taxes that result from or have accrued in connection with the operation of the Business prior to the Closing Date;

(b) any Liability or obligation of Seller of any nature owed to any employees, directors, former employees, agents or independent contractors, whether or not employed by Buyer after the Closing, that (A) arises out of or relates to the employment or service provider relationship between Seller and any such individual(s) (including, but not limited to, claims for compensation, discrimination, harassment, or retaliation); or (B) arises out of or relates to events or conditions occurring on or before the Closing Date (including the transactions contemplated by this Agreement);

(c) all Accounts Payable arising prior to the Closing Date;

(d) Liabilities of Seller relating to actions or activities of Seller or its Affiliates or any of their respective employees or agents relating to the Business that occurred prior to the Closing Date;

(e) Liabilities of Seller under the Assumed Contracts that were incurred or arose prior to the Closing Date;

(f) Liabilities of Seller under the Shared Contracts that relate to products or businesses of Seller other than the Product or the Business or that arose prior to the Closing Date; and

(g) Liabilities of Seller relating to or arising under this Agreement.

2.5 Risk of Loss . All risk of loss with respect to the Assets (whether or not covered by insurance) shall be on Seller up to the time of Closing, whereupon such risk of loss shall pass to Buyer.

2.6 Taxes . All applicable sales, transfer, documentary, use, stamp, filing, recording, conveyance, excise, mortgage, intangible, documentary recording taxes and other taxes and fees that may be levied on the sale, assignment, transfer or delivery of the Assets to be sold and transferred as provided in this Agreement shall be borne by the parties equally. The parties shall cooperate with each other and use commercially reasonable efforts to minimize such Taxes.

ARTICLE 3

CONSIDERATION

3.1 Purchase Price . On the Closing Date, in consideration of Seller’s sale of the Assets to Buyer, Buyer will assume the Assumed Liabilities and pay to Seller an aggregate purchase price in the amount equal to Two Hundred Million Dollars ($200,000,000) plus a payment equal to Seller’s cost of goods as determined using Seller’s internal accounting practice and specified in a schedule (the “Closing Date Inventory Value Schedule”) to be provided by Seller to Buyer three (3) days prior to Closing for all Product Inventory and Raw Materials and WIP, as may be adjusted pursuant to Section 3.4 hereof (collectively, the “Purchase Price”).

3.2 Method of Payment . The payment to be made pursuant to Section 3.1 shall be made by wire transfer in immediately available funds to such account as Seller shall have designated to Buyer in writing not less then two (2) business days prior to the Closing Date, and any such payment shall be deemed to have been paid when recorded in the proper account.

3.3 Allocation of Purchase Price . Prior to Closing, Buyer and Seller will make reasonable efforts to agree on an allocation of the Purchase Price among the Assets in a manner that is consistent with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended, or any successor provision of any future tax law, or any comparable provision of state, local or foreign tax law. Buyer and Seller will (i) act in accordance with the allocation in the preparation of financial statements and the preparation and filing of all Tax returns (including the preparation and filing of IRS Form 8594) and (ii) take no position inconsistent with the allocation for all Tax purposes, unless required to do so by a taxing authority. In the event that such allocation is disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other party hereto and shall forward to such other party copies of all correspondence with such taxing authority in respect of such disputed allocation.

3.4 Product Inventory, Raw Materials and WIP Adjustment . During the thirty (30) day period following the Closing Date, Buyer shall be permitted to review Seller’s Books and Records reasonably necessary for the preparation of the Closing Date Inventory Value Schedule. The Closing Date Inventory Value Schedule shall become final and binding upon Buyer and Seller at the end of such thirty (30) day period, unless Buyer objects to the Closing Date Inventory Value Schedule, in which case it shall send written notice (the “Notice of Objection”) to Seller within such period, setting forth in specific detail the basis for its objection and its proposal for any adjustments to the Closing Date Inventory Value Schedule. If a timely Notice of Objection is received by Seller, then the Closing Date Inventory Value Schedule shall become final and binding (except as provided below with respect to resolution of disputes) on Seller and Buyer on the first to occur of (i) the date Seller and Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Objection and (ii) the date all matters in dispute are finally resolved in writing by the Third Party Accounting Firm (as defined below), in each case as provided below. Seller and Buyer shall seek in good faith to reach agreement as to any such proposed adjustment or that no such adjustment is necessary within ten (10) days following receipt of the Notice of Objection. If agreement is reached in writing within such ten (10) day period as to all proposed adjustments, or that no adjustments are necessary, the parties shall revise and finalize the Closing Date Inventory Value Schedule accordingly. If Seller and Buyer are unable to reach agreement within ten (10) days following receipt of the Notice of Objection, then such certified public accounting firm of national reputation other than the auditors of Seller and Buyer as agreed upon by Seller and Buyer (the “Third Party Accounting Firm”) shall be engaged at that time to review the Closing Date Inventory Value Schedule, and shall make a determination as to the resolution of any adjustments. The determination of the Third Party Accounting Firm shall be delivered as soon as practicable following engagement of the Third Party Accounting Firm, but in no event more than thirty (30) days thereafter, and shall be final, conclusive and binding upon Seller and Buyer and the parties shall revise the Closing Date Inventory Value Schedule accordingly. Seller, on the one hand, and Buyer, on the other hand, shall each pay one-half of the cost of the Third Party Accounting Firm. Within ten (10) days of the date on which the Closing Date Inventory Value Schedule becomes final and binding on Seller and Buyer, Buyer shall pay Seller the difference between the amount paid by Buyer as set forth on the Closing Date Inventory Value Schedule on the Closing Date and the final Closing Date Inventory Value Schedule to Seller as adjusted pursuant to this Section 3.4, if positive, and Seller shall pay such difference to Buyer, if negative. Any payment to be made pursuant to this Section 3.4 shall be made by wire transfer in immediately available funds to such account as the party receiving the payment shall have designated to other party in writing not less than two (2) business days prior to the date of such payment. Any payment pursuant to this Section 3.4 shall be an adjustment to the Purchase Price.

ARTICLE 4

CLOSING

4.1 Closing . The Closing of the sale of the Assets and the consummation of the other transactions contemplated hereby shall be held at the offices of Seller (the “Closing”) as promptly as practicable, but no later than the date five (5) business days after all conditions (other than the respective delivery obligations of the parties) hereto have been satisfied or waived, or at such other time or date as may be agreed to by the parties to this Agreement (the “Closing Date”).

4.2 Actions at Closing . At the Closing, transfer of the Assets to Buyer will be effected by Seller pursuant to such good and sufficient instruments of conveyance, transfer and assignment as shall be necessary to transfer to Buyer good and valid title to the Assets.

(a) Deliveries by Seller at Closing. The purchase of the Assets by Buyer in accordance with the terms of this Agreement are subject to Seller’s delivery to Buyer at the Closing of the following instruments, documents, agreements and certificates:

i. the General Assignment and Bill of Sale substantially in the form attached hereto as Exhibit A (the “Bill of Sale”), duly executed by Seller;

ii. a counterpart of the Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), duly executed by Seller;

iii. the Domain Name Assignment Agreement substantially in the form attached hereto as Exhibit C (the “Domain Name Assignment Agreement”), duly executed by Seller;

iv. the Patent Assignment Agreement substantially in the form attached hereto as Exhibit D (the “Patent Assignment Agreement”), duly executed by Seller;

v. the Trademark Assignment Agreement substantially in the form attached hereto as Exhibit E (the “Trademark Assignment Agreement”), duly executed by Seller;

vi. a counterpart of the Transition Services Agreement substantially in the form attached hereto as Exhibit F, duly executed by Seller;

vii. the Product-Specific Manufacturing Information, the Non-Product Specific Manufacturing Information, and an unredacted, fully executed copy of each of the Assumed Contracts and the Shared Contracts;

viii. the Third Party Consents in substantially the form attached hereto as Exhibit G signed by the parties set forth in Attachment 4.2(a);

ix. such other documents and agreements as may be necessary to effect the transactions contemplated by this Agreement;

x. a certificate executed by a duly authorized officer of Seller certifying that (i) each of the representations and warranties of Seller set forth in Article 6 that is not subject to materiality qualifications was true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the Effective Date of this Agreement throughout such representations and warranties (without taking into account any disclosures by Seller of discoveries, events or occurrences arising on or after the Effective Date), except that any such representation or warranty made as of a specified date (other than the Effective Date) shall only need to have been true on and as of such date, (ii) each of the representations and warranties of Seller set forth in Article 6 that is subject to materiality qualifications was true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the Effective Date of this Agreement throughout such representations and warranties (without taking into account any disclosures by Seller of discoveries, events or occurrences arising on or after the Effective Date), except that any such representation or warranty made as of a specified date (other than the Effective Date) shall only need to have been true on and as of such date and (iii) all of the terms, covenants and conditions of this Agreement to be complied with and performed by Seller, at or prior to the Closing have been duly complied with and performed in all material respects (the “Seller Compliance Certificate”); and

xi. a certificate of the Secretary of Seller, in form and substance reasonably satisfactory to Buyer, as to the authenticity and effectiveness of the actions of the board of directors of Seller authorizing this Agreement and the transactions contemplated in this Agreement.

(b) Deliveries by Buyer at Closing. The sale of the Assets by Seller in accordance with the terms of this Agreement are subject to Buyer’s delivery to Seller at the Closing of the following instruments, agreements and certificates:

i. the Purchase Price.

ii. a counterpart of the Assignment and Assumption Agreement, duly executed by Buyer;

iii. a counterpart of the Transition Services Agreement, duly executed by Buyer;

iv. a certificate executed by a duly authorized officer of Buyer certifying that (i) each of the representations and warranties of Buyer set forth in Article 7 that is not subject to materiality qualifications was true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the Effective Date of this Agreement throughout such representations and warranties (without taking into account any disclosures by Buyer of discoveries, events or occurrences arising on or after the Effective Date), except that any such representation or warranty made as of a specified date (other than the Effective Date) shall only need to have been true on and as of such date, (ii) each of the representations and warranties of Buyer set forth in Article 7 that is subject to materiality qualifications was true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the Effective Date of this Agreement throughout such representations and warranties (without taking into account any disclosures by Buyer of discoveries, events or occurrences arising on or after the Effective Date), except that any such representation or warranty made as of a specified date (other than the Effective Date) shall only need to have been true on and as of such date, and (iii) all of the terms, covenants and conditions of this Agreement to be complied with and performed by Buyer, at or prior to the Closing have been duly complied with and performed in all material respects (the “Buyer Compliance Certificate”); and

v. a certificate of the Secretary of Buyer, in form and substance reasonably satisfactory to Seller, as to the authenticity and effectiveness of the actions of the board of directors (and shareholders, if applicable) of Buyer authorizing this Agreement and the transactions contemplated in this Agreement.

ARTICLE 5

EMPLOYMENT MATTERS

5.1 Employees .

(a) Notwithstanding the provisions of the Confidentiality Agreement, Buyer shall have the right prior to Closing to contact the employees of Seller currently employed in the Business, who are identified on Attachment 5.1(a) (each, a “Business Employee”), and to discuss possible terms of employment with such Business Employees and Buyer may make offers of employment, contingent on the Closing, to any of such Business Employees in its discretion. Buyer shall deliver to Seller a list of the Business Employees to whom Buyer has or intends to make offers of employment (each, an “Identified Employee”) at least fifteen (15) days prior to the date of the Closing.

(b) Seller shall take all action necessary to give any notification required by the Worker Adjustment and Retraining Notification Act (“WARN”), comply with any requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 and pay any and all severance, vacation, paid time off, unpaid wages, unpaid bonuses, unpaid commissions or other sums that may be due to Business Employees in connection with their termination of employment with Seller, if any, or otherwise pursuant to the terms of any of Seller’s employee benefit plan. Buyer shall provide to Seller in a timely manner any information reasonably necessary to determine whether an Identified Employee has been offered employment in a comparable position and such other information as is reasonably necessary for Seller to comply with its obligations, if any, under WARN or any similar state law, rule or regulation with respect to Seller’s termination of the employment of any Business Employees.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the exceptions and disclosures listed in the Disclosure Schedule, Seller represents and warrants to Buyer with respect to the Assets as set forth in this Article 6. The Disclosure Schedule modifies, varies and qualifies the representations and warranties contained in this Article 6, and there shall be no breach or deemed breach of any of such representations or warranties in respect of any of the matters disclosed in the Disclosure Schedule (including the attachments and exhibits thereto). Subject to the foregoing and except as set forth in the Disclosure Schedule attached hereto, Seller represents and warrants to Buyer as of the Effective Date as follows:

6.1 Organization and Authority . Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to execute and consummate this Agreement, and such other instruments, agreements and transactions as may be contemplated hereunder and thereunder. Seller has all requisite corporate power and authority and all authorizations, licenses, permits and certifications necessary to carry on the Business as now being conducted and to own, lease and operate the Assets. Seller is qualified as a foreign corporation to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be qualified and in which the failure to be so qualified would have a Material Adverse Effect. All corporate acts and other proceedings required to be taken by or on the part of Seller to authorize Seller to execute, deliver and perform this Agreement and such other instruments, agreements and transactions as may be contemplated hereunder, have been duly and properly taken. This Agreement has been duly executed and delivered by Seller and constitutes legal, valid and binding obligations of Seller enforceable in accordance with its terms, except as such enforceability may be subject to or limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally and (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity.

6.2 No Violation or Conflict . The execution and delivery by Seller of this Agreement and such other instruments, agreements and transactions as may be contemplated hereunder, and the consummation by Seller of the transactions contemplated hereby and thereunder will not (i) violate any law, statute, rule or regulation or judgment, order, writ, injunction or decree of any Governmental Entity applicable to Seller, or (ii) conflict with, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under the Certificate of Incorporation or bylaws of Seller or any agreement to which Seller is a party, except for such violations, conflicts, breaches or defaults which individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, or (iii) materially interfere with Seller’s performance of its obligations hereunder or Buyer’s ability to own the Assets or operate the Business.

6.3 Consents and Approvals . Except as set forth in Schedule 6.3 of the Disclosure Schedule, no notice to, declaration, filing or registration with, or authorization, consent or approval of, or permit from, any Governmental Entity, or any other person or entity, is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except with respect to the HSR Filing and any declarations, filings, registrations, authorizations, consents, approvals or permits which if not obtained or made have not had and would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect or materially interfere with Seller’s performance of its obligations hereunder or Buyer’s ability to own the Assets or operate the Business.

6.4 Title to Assets . Seller has good, valid and marketable title to all the Assets, and Seller shall sell, assign, transfer, convey and deliver good, valid and marketable title at Closing, free and clear of any and all liens, encumbrances, charges, claims, pledges, or security interests of any kind (including those of secured parties). Except as set forth in Schedule 6.4 of the Disclosure Schedule, Seller beneficially owns all of the right, title or other interests to be transferred to Buyer hereunder with respect to all the Assets, and none of the Assets is leased, rented, licensed, or otherwise not owned by Seller.

6.5 Patents . Seller has the right to assign to Buyer the licenses and rights required to be assigned to Buyer under the Licensed IP Rights pursuant to Section 2.1(b). To the Knowledge of Seller, there are no claims, demands, or proceedings instituted pending or threatened in writing by any party pertaining to or challenging any Patent or any patent included within the Licensed IP Rights. The Patents and the patents included within the Licensed IP Rights, constitute all of the patents required by Seller to operate the Business as operated by Seller on the Effective Date. To the Knowledge of Seller, the inventorship of the patents and patent applications within the Licensed IP Rights is true and correct as of the Effective Date. To the Knowledge of Seller, there are no unlicensed third party patents that cover technology used in the Business (the “Technology”). Seller has not received any warnings, written or oral, nor is it aware that the Technology infringes any third party patent rights. Seller has an exclusive license to the Licensed IP Rights for the Territory, except for Australia. Except as set forth in Schedule 6.5 of the Disclosure Schedule, to the Knowledge of Seller, there is no law, contract or arrangement that would prevent Seller from assigning the Licensed IP Rights to Buyer or that would interfere with Buyer’s use of such Licensed IP Rights or its ability to operate the Business. To the Knowledge of Seller, the Patent and Technology License Agreement, dated as of February 4, 1994, between Orphan Medical and the University of Texas and the University of Houston listed on Attachment 2.1(q)(2), and the patents licensed under such agreement are not subject to the provisions of the Bayh-Dole Act of 1980, as amended.

6.6 Trademarks . Seller owns the Trademarks set forth on Attachment 2.1(c). All Trademarks have been duly maintained by Seller. There are no claims, demands, or proceedings instituted, pending or, to the Knowledge of Seller, threatened in writing by any third party pertaining to or challenging the Trademark Registrations and Domain Names. Except as set forth in Schedule 6.6 of the Disclosure Schedule, there are no settlement agreements, coexistence agreements, consents, licenses, assignments, security agreements, judgments, consent decrees or judicial or administrative decisions relating to the Trademark Registrations and Domain Names. The Trademarks constitute all of the trademarks required by Seller to operate the Business as it is operated by Seller on the Effective Date.

6.7 Registrations . All Registrations held by Seller in the Territory with respect to the Product are listed on Attachment 2.1(e). The Registrations are in the name of Seller. The Seller has or, with respect to the distribution or sale of the Product in jurisdictions in the Territory outside the United States and Canada, to the Knowledge of Seller, Seller’s agents, have all licenses, permits, approvals, qualifications, authorizations or requirements of any Governmental Entity in the Territory required by Seller to operate the Business as operated by Seller immediately prior to the Effective Date.

6.8 Assumed Contracts . The Assumed Contracts and the Shared Contracts are set forth on Attachment 2.1(q)(2) and Attachment 2.1(q)(1), respectively. Seller has made available to Buyer complete and correct copies of the Assumed Contracts and the Shared Contracts. All the Assumed Contracts and Shared Contracts are in full force and effect and are valid, binding and enforceable in accordance with their terms by and against Seller, except as such enforceability may be subject to or limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally; and (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity; provided that there may be Assumed Contracts that have expired by their terms, but contain surviving rights or Liabilities that will be assumed by Buyer as provided in Section 2.3. There is not, under any of the Assumed Contracts or any of the Shared Contracts, any existing breach, default or event of default by Seller, except for declarations, filings, registrations, authorizations, consents, approvals or permits which if not obtained or made have not had and would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect or materially interfere with Buyer’s ability to own the Assets or operate the Business. Schedule 6.8 of the Disclosure Schedule sets forth a list of all Assumed Contracts which require the consent or waiver of any party to such Assumed Contract as a result of the transactions contemplated hereby (the “Third Party Consents”). The Assumed Contracts and the Shared Contracts constitute all of the contracts required by Seller to operate the Business as operated by Seller on the Effective Date.

6.9 Manufacturing . The manufacturing agreements listed in Schedule 6.9(a) of the Disclosure Schedule constitute all of the supply and manufacturing agreements related to the Product and the Business. Except as set forth in Schedule 6.9(b) of the Disclosure Schedule,

Seller has not received any notice, and is not aware of any facts, including without limitation those related to actions or threatened actions by any Governmental Entity, that would cause it to believe, that (i) any of such supply and manufacturing agreements will terminate or (ii) supply of API or Product will be interrupted or terminated.

6.10 Registrations; Regulatory Matters . Schedule 6.10 of the Disclosure Schedule sets forth all marketing approvals or pricing approvals in jurisdictions outside the United States relating to the Product which are not owned by Seller or its Affiliates (the “Non-U.S. Marketing Approvals”). All of the Registrations set forth on Attachment 2.1(e) and the Non-U.S. Marketing Approvals set forth in Schedule 6.10 are valid and in full force and effect as of the Effective Date. Seller has furnished Buyer with access to a complete copy of the NDA, including all amendments and supplements thereto, and has provided Buyer with opportunity to review and evaluate the NDA and its regulatory status. Each of the NDA, Registrations and Non-U.S. Marketing Approvals has been approved by the FDA or other relevant Governmental Entity, as the case may be, and each of the NDA, Registrations and Non-U.S. Marketing Approvals is in good standing with the FDA or other relevant Governmental Entity, as the case may be. The NDA and Registrations in Attachment 2.1(e) are owned exclusively by Seller. All of the Non-U.S. Marketing Approvals are owned by distributors of Seller and Seller has the rights to each such Non-U.S. Marketing Approval as provided in the relevant distribution agreement included within the Assumed Contracts. There is no action or proceeding by any Governmental Entity pending or, to the Knowledge of Seller as of the Closing Date, threatened seeking the revocation or suspension of any NDA, Registration or Non-U.S. Marketing Approval relating to the manufacture or sale of the marketed Product in the Territory.

6.11 Regulatory Status of Product . There have been no recalls, withdrawals, or market replacements of the Product in the Territory in the past two (2) years.

6.12 Product Net Sales . Seller’s net sales of Product as set forth on Schedule 6.12, for the periods specified in Schedule 6.12 are accurate and were determined in accordance with United States generally accepted accounting principles, consistently applied.

6.13 Violations of Law . The utilization of the Assets and the conduct of the Business by Seller and its Affiliates and their respective agents and employees do not violate any applicable law, governmental specification, authorization or requirement or any decree, judgment, order or similar restriction binding on the Seller or any of its Affiliates in any material respect. Seller has not received notice of any Governmental Entity investigation, claim or proceeding concerning compliance matters relating to the Product or the Business, or the business practices of Seller or any of its Affiliates or any of their respective agents or employees, including without limitation business practices related to the pricing, promotion and manufacturing of the Product.

6.14 Litigation . Neither the Assets, the Product nor the Business is the subject of any outstanding judgment, order, writ, injunction or decree of any court, arbitrator or administrative or Governmental Entity limiting, restricting or affecting the Assets, the Product or the Business in any material aspect. Except as set forth on Schedule 6.14, there are no claims, suits, proceedings pending or, to the Knowledge of Seller, threatened in writing against Seller or any of its Affiliates or any of their respective agents or employees with respect to the Assets, Product, Business or transactions contemplated in this Agreement.

6.15 Taxes . As of the Effective Date, there are no, and, at the Closing, there will not be, any liens for Taxes accrued upon the Assets prior to the Closing. Any and all Taxes related to the Business, to the extent accrued prior to the Closing, have been or will be, when due, paid by Seller.

6.16 Customers and Suppliers . Schedule 6.16(a) of the Disclosure Schedule lists the ten (10) largest customers and suppliers of Seller relating to the Business for the fiscal year ended December 31, 2006 and for the ten-month period ended October 31, 2007 and sets forth opposite the name of each such customer or supplier the approximate percentage of gross sales attributable from such customers or cash payments attributable to such suppliers, and unit sales for each such customer, for each such period, and with respect to the customers, the portion of the Territory covered by such customer. Except as set forth on Schedule 6.16(b), since December 31, 2006, no customer or supplier listed on Schedule 6.16(a) of the Disclosure Schedule has advised in writing that it will stop or materially decrease the rate of business done with Seller except for changes in the ordinary course of Seller’s business.

6.17 Inventory . The Product Inventory, Raw Materials and WIP relating to the Business consists of items of a quality and quantity usable and, with respect to finished goods only, salable at the Seller’s normal profit levels, in each case, in the ordinary course of the business. Seller’s inventory of finished goods generated by the Business is not slow-moving as determined in accordance with past practices, obsolete or damaged and is merchantable and fit for its particular use. Seller has on hand or has ordered and expects timely delivery of such quantities of Raw Materials and has on hand such quantities of WIP and Product Inventory as are reasonably required timely to fill current orders on hand with respect to the Business which require delivery within sixty (60) days and to maintain the manufacture and shipment of products at its normal level of operations. Schedule 6.17 of the Disclosure Schedule contains a materially complete and accurate summary of the Product Inventory, Raw Materials and WIP relating to the Business as of October 31, 2007. Sales of the Product by Seller to its distributors and licensees during the ten-month period ended October 31, 2007 were made consistent with past practices and were not the result of any special or extraordinary sales efforts or promotions by Seller or such distributors and licensees. The level of inventory of the Product held by Seller’s distributors and licensees as of the Effective Date is consistent with practice in effect prior to December 31, 2006 and Seller has no reason to believe that such inventory will be subject to returns, discounts or charge-backs that are materially different than those experienced prior to December 31, 2006.

6.18 Employees . The Business Employees listed in Attachment 5.1(a) are all the employees of Seller whose efforts and responsibilities are material to the Business. Except as set forth in Schedule 6.18 of the Disclosure Schedule: (a) to the Knowledge of Seller, no Business Employee of Seller and no group of the Seller’s Business Employees has any plans to terminate his or her employment; (b) to the Knowledge of Seller, Seller has complied with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes; (c) Seller has no material labor relations problem pending relating to the Business Employees and its labor relations relating to the Business Employees are satisfactory; (d) there are no workers’ compensation claims pending against Seller relating to a Business Employee nor is Seller aware of any facts that would give rise to such a claim; (e) to the Knowledge of Seller, no Business Employee of Seller is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the Business; and (f) no Business Employee or former employee of Seller has any claim with respect to any intellectual property rights of Seller. Schedule 6.18 of the Disclosure Schedule lists, as of the date set forth in the Disclosure Schedule, each Business Employee of Seller and the position, title, remuneration (including any scheduled salary or remuneration increases), date of employment and accrued vacation pay of each such Business Employee.

6.19 Insurance . Schedule 6.19 of the Disclosure Schedule lists and briefly describes each insurance policy maintained by Seller with respect to the Assets and operations of the Business and sets forth the date of expiration of each such insurance policy. All of such insurance policies are in full force and effect and are issued by insurers of recognized responsibility. Seller is not in default with respect to its obligations under any of any insurance policies relating to the Assets or the Business.

6.20 Packaging Inventory . Schedule 6.20 of the Disclosure Schedule lists all of the Packaging Inventory owned by Seller as of the Effective Date.

6.21 Brokers and Finders . Except as set forth in Schedule 6.21 of the Disclosure Schedule, Seller has not employed any broker or finder or incurred any Liability for any brokerage fee, commission or finder’s fee in connection with the transactions contemplated by this Agreement.

6.22 Sufficiency . The Assets together with the Assumed Contracts and Buyer’s rights under this Agreement constitute all of the material assets that are necessary for Buyer to operate the Business as of and after the Closing Date in substantially the same manner as the Business was operated by Seller (and Seller’s Affiliates) for the two (2) years prior to the Closing Date. The Product Specific-Manufacturing Information and the Non Product-Specific Manufacturing Information are all the information required to manufacture the Product and no person other than Seller has any rights to the Product Specific-Manufacturing Information and the Non Product-Specific Manufacturing Information. The Research and Development Materials are all of the reports and disclosure memoranda owned or controlled by Seller or its Affiliates that are necessary for the Business as of the Closing Date. The Marketing and Promotional Documents are all the documents owned by Seller or its Affiliates that are used in the marketing and promotion of the Product as of the Closing Date. The Tangible Assets are all of the tangible assets used by Seller to operate the Business as of the Closing Date.

6.23 No Implied Warranty . THE REPRESENTATIONS AND WARRANTIES GIVEN HEREIN BY SELLER ARE IN LIEU OF ANY IMPLIED WARRANTIES WHICH MAY OTHERWISE BE APPLICABLE BECAUSE OF THE PROVISIONS OF THE UNIFORM COMMERCIAL CODE OR ANY OTHER STATUTE, INCLUDING, WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. Seller makes no representation or warranty with respect to (i) any forecasts, projections, estimates or budgets delivered or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Business, except as expressly set forth in this Agreement or the exhibits hereto; provided that Seller does represent and warrant that it has not intentionally provided or made available to Buyer any untrue information, nor omitted any information, of a material fact regarding the Assets, the Product or the Business or any of the other matters dealt with in this Article 6 relating to Seller or the transactions contemplated by this Agreement.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the Effective Date as follows:

7.1 Organization and Authority . Buyer is a corporation duly organized, validly existing and in good standing under the laws of Japan. Buyer has full corporate power and authority to execute and deliver this Agreement and such other instruments, agreements and transactions as may be contemplated hereunder, and to perform its obligations hereunder and thereunder. All corporate acts and other proceedings required to be taken by or on the part of Buyer to authorize Buyer to execute, deliver and perform this Agreement and such other instruments, agreements and transactions as may be contemplated hereunder, have been duly and properly taken. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable in accordance with its terms, except as such enforceability may be subject to or limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally and (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity, regardless of whether considered in a proceeding in law or equity.

7.2 No Conflict or Violation . The execution and delivery by Buyer of this Agreement and such other instruments, agreements and transactions as may be contemplated hereunder and the consummation by Buyer of the transactions contemplated hereby and thereunder will not (i) violate any law, statute, rule or regulation or judgment, order, writ, injunction or decree of any Governmental Entity, or (ii) conflict with, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under the Articles of Incorporation or bylaws of Buyer or any agreement to which Buyer is a party, except for such violations, conflicts, breaches or defaults which individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Buyer.

7.3 Consents and Approvals . No notice to, declaration, filing or registration with, or authorization, consent or approval of, or permit from, any Governmental Entity, or any other person or entity, is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except with respect to the HSR Filing, except for declarations, filings, registrations, authorizations, consents, approvals or permits which if not obtained or made have not had and would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect on Buyer.

7.4 Cash Resources . Buyer has cash and/or readily available financing in an amount sufficient to pay the Purchase Price at the Closing and any and all fees and expenses relating to the transactions contemplated under this Agreement and specifically acknowledges Seller has entered into this Agreement in reliance upon this representation. Buyer acknowledges that obtaining financing shall not be a condition to Closing.

7.5 Litigation . There are no actions, suits, proceedings or claims pending or, to the Knowledge of Buyer, threatened in writing concerning Buyer or any of its Affiliates with respect to the transactions contemplated in this Agreement.

7.6 Brokers and Finders . Except as set forth in Schedule 7.6, Buyer has not employed any broker or finder or incurred any Liability for any brokerage fee, commission or finder’s fee in connection with the transactions contemplated by this Agreement.

7.7 Buyer Due Diligence . Buyer is experienced, and/or has engaged expert advisors experienced in the evaluation and purchase of property and assets such as the Assets contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to permit it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

ARTICLE 8

PRE-CLOSING COVENANTS OF SELLER

8.1 Governmental Filings . Buyer and Seller shall cooperate in promptly undertaking all filings required to be filed with any Governmental Entity in connection with the transfer of Assets and other rights under this Agreement and to cooperate with one another as reasonably necessary to accomplish the foregoing, including, but not limited to, the filings required of both parties or, if different, their HSR ultimate parents, pursuant to the HSR (such filings sometimes being referred to in this Agreement as the “HSR Filings”), and the filing of any additional information as required with respect to such HSR Filings as soon as practicable after receipt of request therefor from the United States Federal Trade Commission.

8.2 Conduct of Business . During the period on and from the Effective Date through and including the Closing Date, Seller will conduct the Business in the ordinary course consistent with past practices, unless Buyer shall otherwise agree in writing.

8.3 Obtaining Necessary Consents . Seller shall use its commercially reasonable efforts to obtain any and all consents necessary for the effective assignment to and assumption by Buyer of the Assumed Contracts and Assumed Liabilities, including the Third Party Consents set forth on Attachment 4.2(a) hereto and the consents set forth on Schedule 6.3 hereto. All such consents shall be in writing and executed counterparts thereof shall be delivered promptly to Buyer.

8.4 Shared Contracts . With respect to the Shared Contracts set forth on Schedule 8.4 Seller will use its commercially reasonable efforts to obtain the consents required to transfer any claim or right or any benefit arising under the Shared Contracts to Buyer necessary for Buyer to own the Assets or operate the Business after the Closing (the “Shared Benefits”). If such consent is not obtained, or if an attempted assignment thereof would be ineffective so that Buyer would not in fact receive the Shared Benefits, Seller will cooperate in a mutually agreeable arrangement pursuant to which Buyer would obtain the Shared Benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller’s obligations, any and all rights of Seller against a third party thereto. Seller will promptly pay to Buyer when received all monies received by Seller under any Shared Contract related to the Business or any claim or right or any benefit arising thereunder, and Seller and Buyer shall continue to cooperate and use all commercially reasonable efforts to obtain such consent and to provide Buyer with the Shared Benefits. At and following the Closing, Seller and Buyer will treat the Shared Contracts as provided in Schedule 8.4 of the Disclosure Schedule.

8.5 No Solicitation . Seller will not (and it will use its best efforts to assure that its officers, directors, employees, agents and affiliates do not on its behalf) (a) take any action to solicit, initiate, seek, or affirmatively support any inquiry, proposal or offer from, any corporation, partnership, person or other entity or group (other than Buyer) relating to (i) any acquisition of the Business or any of the Assets, other than the marketing, sale and distribution of Product Inventory and use of Raw Materials in the ordinary course consistent with past practices or (ii) the acquisition of Seller that would include the Business or any of the Assets (any such proposed transaction being a “Third Party Acquisition”); or (b) participate in any discussions or negotiations with, or provide any non-public information to, any corporation, partnership, person or other entity or group (other than Buyer) relating to any proposed Third Party Acquisition. Seller shall immediately terminate any such negotiations in progress as of the Effective Date. In no event will Seller accept or enter into an agreement concerning any such Third Party Acquisition prior to the termination of the Agreement pursuant to Article 12. Notwithstanding this provision, nothing herein shall be deemed to in any way restrict or limit the right of Seller to engage in discussions, negotiations, furnishing of information or any other activities relating to or in support of transactions involving the acquisition or sale of Seller and/or any other product lines or businesses of Seller in each case other than the Business or the Assets, so long as this Agreement shall remain in full force and effect and shall remain binding on the parties hereto.

8.6 Access . During the period from the Effective Date and continuing until the Closing, upon reasonable advance notice received from Buyer and at Buyer’s expense, Seller shall (i) afford Buyer and its representatives reasonable access to, during regular business hours, or furnish Buyer and its representatives with copies of, documents used solely and specifically with respect to the Assets or the Product as Buyer may reasonably request, and (ii) otherwise cooperate and assist with Buyer’s investigation of the Assets and the Product as Buyer may reasonably request.

ARTICLE 9

CONDITIONS TO CLOSING

9.1 Conditions to Obligations of Buyer . All obligations of Buyer hereunder are, at the option of Buyer, subject to the conditions precedent that, at the Closing:

(a) The waiting period or periods required under the HSR, if applicable, shall have expired or shall have been terminated.

(b) Seller shall have furnished to Buyer all deliverables set forth in Section 4.2(a).

(c) The representations and warranties of Seller set forth in Article 6 hereof shall be true and correct in all material respects at and as of the Closing Date as though then made, except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date.

(d) No Material Adverse Change shall have occurred since the Effective Date.

9.2 Conditions to Obligations of Seller . All obligations of Seller hereunder are, at the option of Seller, subject to the conditions precedent that, at the Closing:

(a) The waiting period or periods required under the HSR, if applicable, shall have expired or shall have been terminated.

(b) Buyer shall have furnished to Seller all deliverables set forth on Section 4.2(b).

(c) The representations and warranties of Buyer set forth in Article 7 hereof shall be true and correct in all material respects at and as of the Closing Date as though then made, except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date.

ARTICLE 10

POST - CLOSING COVENANTS

10.1 Further Assurances . The parties agree to execute, acknowledge and deliver such further instruments, and to do all such other reasonable acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement, including those acts necessary or useful to satisfy the Closing conditions specified in Sections 9.1 and 9.2. Each party shall bear its own costs and expenses associated with fulfilling its obligations as set forth in this Article 10, except for such fees as provided for in the Transition Services Agreement.

10.2 Transfer of Registrations; Interim Responsibility .

(a) Promptly after the Closing Date, Seller shall (i) send letters to the FDA and other Governmental Entities indicating that the Registrations are transferred to Buyer and that Buyer is the new owner of the Registrations as of the Closing Date and (ii) provide to Buyer a copy of said letters.

(b) Promptly after the Closing Date, the parties will cooperate in transferring the Registrations to Buyer. The target date for the transfer shall be agreed upon by the parties, but shall not be later than three (3) months from the Closing Date. Prior to the Closing, the parties will agree upon procedures to ensure a smooth transition from Seller to Buyer of all of the activities required to be undertaken by the Registration(s) holder, including adverse experience reporting, quarterly and annual reports to FDA, handling and tracking of complaints, sample tracking and communication with health care professionals and customers which shall be specified in the Transition Services Agreement or an amendment thereto. Within twenty (20) days after the Closing Date, Seller will forward to Buyer a complete copy of the Registrations for Product, as well as copies of all correspondence with, and periodic and other reports (including adverse event reports and the underlying data) to, regulatory authorities in the Territory. Seller will cooperate with Buyer to ensure a smooth transition of the activities contemplated hereby, and in obtaining the cooperation of Seller’s distributors and licensees of the Product with the transfer of adverse experience reporting obligations from Seller to Buyer.

(c) Until the Registrations have been transferred to Buyer, Seller shall be responsible for maintaining them, at Seller’s sole cost and expense. After such transfer, Buyer will assume all responsibility for the Registrations, at Buyer’s sole cost and expense. Each party shall cooperate with the other in making and maintaining all regulatory filings that may be necessary in connection with the execution, delivery and performance of this Agreement.

10.3 Communication With Agencies . Until the Registrations are transferred to Buyer, Seller shall have responsibility for all communications with the FDA relating to the Product, and Seller will promptly provide Buyer with copies of all communications from the FDA with respect to the Product and/or the manufacture thereof, and Seller shall consult with Buyer and reflect the Buyer’s reasonable requests regarding all communications to the FDA with respect to the Product and/or the manufacture thereof, prior to making such communication with the FDA. After such transfer has been completed, Buyer shall have responsibility for all such communication it sends to or receives from any Governmental Entity in the Territory concerning the Product.

10.4 Federal Supply Schedule . Buyer shall within five (5) business days after the Closing Date, add the Product to its Federal Supply Schedule.

10.5 Adverse Experience Reporting .

(a) Until the Registrations are transferred to Buyer, Seller shall be responsible for the adverse experience and safety reporting for the Product in compliance with the requirements of the FD&C Act and the regulations promulgated thereunder. After the Registrations are transferred to Buyer, Buyer shall assume such responsibility. Buyer and Seller agree to meet promptly after the Closing Date to determine mutually agreeable reporting procedures to communicate the information as required under this Section 10.5.

(b) On or before the Closing Date, Seller shall provide Buyer with a summary of the information relating to the investigation and reporting of adverse experiences regarding Product and all appropriate information that is relevant to the safe use of the Product as of the Closing Date.

(c) After the Closing Date and until the Registrations are transferred to Buyer, Buyer agrees to promptly submit to Seller all adverse drug experience information and customer complaints brought to the attention of Buyer with respect to the Product, as well as any material events and matters concerning or affecting the safety or efficacy of the Product. Such information or customer complaints shall be forwarded to Seller to the attention of:

PDL BioPharma, Inc.
Name:	[***]
Title:	Medical Director, Drug Safety
Address:	1400 Seaport Blvd Redwood City, CA 94063
Facsimile:	650-454-1403
Drug safety mailbox:	drugsafety@pdl.com

(d) After the Registrations have been transferred to Buyer, Seller shall assist Buyer with the provision of data relating to adverse experiences for the Product after such transfer to Buyer. Additionally, after the transfer of the Registrations to Buyer, Seller shall promptly provide Buyer with all adverse drug experience information and customer complaints brought to the attention of Seller with respect to the Product, as well as any materials events and matters concerning or affecting the safety or efficacy of the Product, via facsimile to the attention of:

Otsuka Pharmaceutical Co., Ltd.
Name:	[***]
Title:	Director, Global Pharmacovigilance
Address:	Otsuka Pharmaceutical Co., Ltd. 9F Kitahama TNK Bldg, 1-7-1 Dosho-machi, Chuo-ku, Osaka 541-0045, JAPAN
Facsimile:	+81-6-6231-3027

10.6 Promotion, Marketing and Labeling . Promptly after the Registrations have been transferred to Buyer and subject to applicable regulatory approvals, all Buyer advertising and promotional materials for the Product shall identify Buyer as the marketer of the Product in the Territory, in such form as Buyer shall determine. Promptly after the Registrations have been transferred to Buyer, Buyer shall make such changes in the package insert, Product labeling and packaging as may be required to reflect Buyer as the marketer of the Product in the Territory, including making all required FDA and any other regulatory filings in connection therewith. Promptly after the Registrations have been transferred to Buyer, Seller shall file with the FDA a notice that Buyer is the marketer and distributor of the Product in the United States. To the extent that the FDA requests additional information or meetings regarding Buyer’s responsibilities as marketer and distributor of the Product in the Territory, Buyer shall respond to the FDA at its own expense and through its own personnel. Seller is not required to change the

Product labeling, package insert or packaging for the Drug Product, or the Packaged Product. With respect to the Product Inventory purchased by Buyer hereunder, Buyer shall, for a period of three (3) months following the Closing, be permitted to sell Product from the Product Inventory as labeled and packaged prior to the Closing Date, without regard to whether such Product references Seller, provided that all such Product Inventory shall be held, maintained, distributed and sold in accordance with the Registrations and all applicable laws. Upon the expiration of such transitional period, all Product sold by Buyer, including the Product Inventory, shall, at Buyer’s sole cost, be required to have labeling and packaging which properly identifies Buyer as the marketer of the Product and does not contain any references to Seller.

10.7 Medical Inquiries . Promptly after the Registrations have been transferred to Buyer, Buyer shall assume all responsibility for all correspondence and communication with physicians and other health care professionals and customers in the Territory relating to the Product. After the Closing Date, Buyer and Seller shall work together towards an orderly transition of the responsibility for all correspondence and communication with health care professionals and customers in the Territory relating to the Product. Seller shall continue to be responsible for such correspondence and communication under the direction of Buyer until the Registrations have been transferred to Buyer. Buyer shall keep such records and make such reports as shall be reasonably necessary to document such communications in compliance with all applicable regulatory requirements. After transfer of responsibility to Buyer pursuant to this Article 10, Seller shall, except in the case of medical emergency, refer all questions relating to the Product raised by health care professionals and customers to Buyer for its response.

10.8 Non-Use of Trademarks . Buyer covenants that, except as expressly permitted in this Agreement, Buyer shall not use in any manner any trademark of Seller (other than the Trademarks listed in Attachment 2.1(c) and transferred to Buyer pursuant to this Agreement).

10.9 Documents . Seller agrees to deliver, or cause to be delivered, to Buyer as soon as practical after the Closing, copies of documents to the extent related solely to the Assets and the Business. Seller will permit Buyer and its duly authorized representatives access during normal business hours (upon written notice to Seller) to contracts and other data relating to the Business, the Assets conveyed and assumed at the Closing to the extent copies of such items were not delivered to Buyer. Buyer will permit Seller and its duly authorized representatives access during normal business hours (upon written notice to Buyer) to all contracts and other data relating to the Assets conveyed and assumed at the Closing to the extent originals of such items were delivered to Buyer. Such access by Buyer or Seller, as the case may be, to be allowed until the later to occur of the expiration of the statute of limitations for the imposition of Tax with respect to the years to which such data pertain, or seven years from the year to which such data pertain, provided that such access shall not unduly interfere with the business and affairs of the party or applicable Affiliate permitting such access. Buyer will cooperate with Seller, and Seller will cooperate with Buyer, with respect to any Tax examinations, audits, contests or other Tax proceedings, relating to the Business. The party requesting assistance hereunder shall reimburse the other party for reasonable expenses incurred in providing such assistance.

10.10 Governmental Inspections . For a period of nine (9) months following the Closing Date each party shall advise the other party of any governmental visits to, or written or oral inquiries about, any facilities (to the extent such visit relates to, or the results thereof could affect the manufacture or supply of, Product) or procedures for the manufacture, storage or handling of Product, or the marketing, selling, promotion or distribution of any Product, promptly after any such visit or inquiry (or in advance, for any scheduled visits). During this period, each party shall promptly furnish to the other party any report or correspondence issued by or provided to a Governmental Entity in connection with such visit or inquiry, purged only of Confidential Information of such party wholly unrelated to the other party’s activities under this Agreement and any information that is unrelated to the Product. Each party shall permit the relevant Governmental Entity to inspect its facilities in connection with the activities contemplated by this Agreement.

10.11 Intellectual Property Maintenance . Following the Closing, Buyer will have the sole right (but not the obligation) to file, prosecute and maintain, at its sole cost and expense any patent applications, Patents, Trademark Registrations and Domain Names that cover or relate to the Product. Buyer will be responsible for and promptly pay when due all fees necessary to and will otherwise maintain the patent applications, Patents, Trademark Registrations and Domain Names. Following the Closing, Buyer shall be responsible for recording the assignment of the assigned Patents, Domain Names and Trademark Registrations with the U.S. Patent and Trademark Office and other authorities or entities as it deems appropriate, at its own cost and expense (including any attorney fees and filing fees). Seller shall fully cooperate with Buyer, as and to the extent reasonably requested by Buyer after the Closing Date, to secure any further registration of, or to enforce or defend, any Patents, Trademarks, Registrations, Domain Names or other intellectual property rights related to the Product for the benefit of Buyer and to execute assignments and any other documents to effect the transfer of such Patents, Trademarks, Registrations, Domain Names or other intellectual property rights related to the Product to Buyer.

10.12 Insurance . As of the Closing Date, the coverage under all insurance policies related to the Business shall continue in force only for the benefit of Seller, and not for the benefit of Buyer or the Business. As of the Closing Date, Buyer agrees to arrange for its own insurance policies with respect to Buyer’s conduct of the Business.

10.13 Payments from Third Parties . As soon as reasonably practicable after the Closing Date but not more than five (5) business days thereafter, Seller will provide Buyer with a list of all of the customers and wholesalers purchasing Product from Seller and Seller and Buyer shall notify those customers and wholesalers that Buyer has assumed responsibility for the marketing and sale of the Product in the Territory and all payments with respect to the sale of the Product after the Closing Date should be deposited with Buyer at the designated account. Seller and Buyer shall notify customers and wholesalers using the third party notification letter substantially in the form attached hereto as Exhibit H (the “Third Party Notification Letter”). In the event that, on or after the Closing Date, either party shall receive any payments or other funds due to the other party, then the party receiving such funds shall promptly forward such funds to the proper party. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under this Agreement.

10.14 Distribution of Products . Buyer acknowledges that continued distribution of the Product is important to meet the medical needs of patients and Buyer agrees to use its commercially reasonable efforts to continue to distribute the Product to meet such patient needs, and to continue all patient assistance programs as established or supported by Seller; provided, however, that the foregoing shall not require Buyer to assume or otherwise comply with any agreements relating to investigator sponsored or initiated clinical trials in existence as of the Closing Date.

10.15 Product Returns, Chargebacks and Rebates . Buyer shall assume responsibility for handling all returns of the Product sold by or for Seller prior to the Closing Date in accordance with Seller’s normal return policies and procedures. Any returns received directly by Seller after the Closing Date shall be forwarded to Buyer’s designated facility for handling of the returned Product and processing of customer credits; provided, that costs for such handling and customer credit shall be reimbursed from Seller to Buyer to the extent such costs relate to the Product sold prior to the Closing Date. Seller shall continue to process and pay for all chargebacks and rebates related to the Product sold prior to the Closing Date and Buyer will be financially responsible for all such chargebacks and rebates related to the Product sold after the Closing Date.

10.16 Additional Assets . During the period from the Closing Date and continuing until one (1) year after the Closing Date, if Seller or Buyer identifies any tangible assets, Patents or Trademarks (including Domain Names) of Seller that are necessary for (and were used by Seller solely in) the Business as conducted by Seller prior to Closing that were not sold, assigned, transferred, conveyed and delivered to Buyer as required by this Agreement, then Seller shall undertake to promptly transfer such asset to Buyer, but in each instance only to the extent any such asset is: (i) in existence as of such time, and (ii) in the possession of, and controlled and freely transferable by, Seller or any of Seller’s Affiliates.

10.17 Bulk Transfer Laws . Buyer hereby waives compliance by Seller with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Assets to Buyer. Seller shall indemnify and hold Buyer harmless from, against and in respect of (and shall reimburse Buyer for) any and all liabilities that may be asserted by third parties against Buyer as a result of noncompliance with any such bulk transfer law.

ARTICLE 11

CONFIDENTIALITY

11.1 Confidentiality . Each party has disclosed, and may hereafter from time to time in the course of the performance of this Agreement disclose, Confidential Information to the other party. Until September 6, 2012 (the “Expiration Date”), each party shall hold in confidence all Confidential Information of the other party and shall take all reasonable steps to prevent disclosure to, or use of the Confidential Information of the other party by, any third party, except as permitted under this Agreement or as necessary to carry out the activities contemplated hereby. Further, until the Expiration Date, neither party shall, without the prior written consent of the other party, use the Confidential Information of the other party for any purpose other than performing its obligations or exercising its rights under this Agreement. Until the Expiration Date, each party shall disclose the Confidential Information of the other party only to its directors, employees, consultants, vendors and clinicians under written agreements of confidentiality or other confidentiality obligations at least as restrictive as those set forth in this

Agreement, who have a need to know such information in connection with such party performing its obligations or exercising its rights under this Agreement. No provision of this Agreement shall be construed so as to preclude such disclosure of Confidential Information as may be inherent in or reasonably necessary to the securing from any Governmental Entity of any necessary approval or license related to the Product, or to the obtaining of patents. After the Expiration Date, and upon the written request of the other party, each party shall promptly return to the other party all copies and embodiments of the Confidential Information of such other party, subject to the retention by each party’s legal department of one complete copy for archival purposes.

11.2 Publicity . No party to this Agreement shall originate any publicity, news release or other public announcement, written or oral, whether relating to this Agreement or the existence of any arrangement between the parties, without the prior written consent of the other party whether named in such publicity, news release or other public announcement or not, except where such publicity, news release or other public announcement is required by law; provided that in such event, the party issuing same shall still be required to consult with the other party whether named in such publicity, news release or public announcement or not, a reasonable time prior to its release to allow the other party to comment thereon and, after its release, shall provide the other party with a copy thereof. If either party, based on the advice of its counsel, determines that this Agreement, or any of the other documents executed in connection herewith, must be filed with the SEC, then such party, prior to making any such filing, shall provide the other party and its counsel with a redacted version of this Agreement (or any other related documents) which it intends to file, and will give due consideration to any comments provided by the other party or its counsel and use reasonable efforts to ensure the confidential treatment by the SEC of those sections specified by the other party or its counsel.

ARTICLE 12

TERM AND TERMINATION

12.1 This Agreement may be terminated prior to the Closing:

(a) By Buyer, upon written notice (i) at any time prior to Closing, if Seller shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, and such failure shall be continuing, or if any one or more of the representations or warranties of Seller contained in this Agreement shall prove to be inaccurate in (A) any material respect if such representation or warranty was not subject to materiality qualifier or (B) any respect if such representation or warranty was subject to a materiality qualifier; provided, however, Buyer shall give Seller thirty (30) days to cure any such failure to so comply with any of its covenants or agreements contained in this Agreement; or (ii) at Closing, if any of the conditions precedent to the performance of Buyer’s obligations at the Closing under Article 8 shall not have been fulfilled (unless the failure results primarily from Buyer’s breach of any representation, warranty, covenant or agreement contained this Agreement); provided, however, that in the event that Buyer shall desire to terminate this Agreement as a result of the failure of the accuracy in any material respect of a representation or warranty at the Closing, Buyer shall be required to give Seller prior notice that it intends to terminate this Agreement as a result of such inaccuracy.

(b) By Seller, upon written notice (i) at any time prior to Closing, if Buyer shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement and such failure shall be continuing, or if any one or more of the representations or warranties of Buyer contained in this Agreement shall prove to be inaccurate in (A) any material respect if such representation or warranty was not subject to materiality qualifier or (B) any respect if such representation or warranty was subject to a materiality qualifier; provided, however, Seller shall give Buyer thirty (30) days to cure any such failure to so comply with any of its covenants or agreements contained in this Agreement; or (ii) at the Closing, if any of the conditions precedent to the performance of Seller’s obligations at the Closing under Article 8 shall not have been fulfilled (unless the failure results from Seller’s breach of any representation, warranty, covenant or agreement contained this Agreement); provided, however, that in the event that Seller shall desire to terminate this Agreement as a result of the failure of the accuracy in any material respect of a representation or warranty at the Closing, Seller shall be required to give Buyer prior notice that it intends to terminate this Agreement as a result of such inaccuracy.

(c) By either party if the Closing shall not have occurred on or before March 31, 2008, provided that such date shall be extended to June 1, 2008 in the event the waiting period under the HSR is extended, restarted or renewed beyond the initial 30-day period, unless such failure to close is primarily the result of the breach of any representations, warranties, covenants or agreements contained in this Agreement by the party seeking to terminate.

12.2 In the event of termination of this Agreement prior to the Closing, in accordance with its terms: (i) each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the Effective Date, to the party furnishing the same; (ii) the provisions of Article 10 shall continue in full force and effect; and (iii) no party hereto shall have any Liability or further obligation to any other party to this Agreement, except for willful breach.

12.3 Termination under this Article 12 shall not become effective so long as the alleged grounds for termination are in dispute and the matter(s) at issue have been submitted for resolution pursuant to this Agreement.

ARTICLE 13

INDEMNIFICATION

13.1 Indemnification by Buyer . Buyer indemnifies and holds harmless Seller, and any of its directors, officers, employees, Affiliates, controlling persons, agents and representatives (the “Seller Indemnitees”) from and against any Liabilities (a) to the extent such Liabilities relate to the Assumed Liabilities (b) arising from Buyer’s breach of or non-performance of any covenant or agreement under this Agreement or any instrument delivered pursuant to this Agreement or (c) arising from the conduct of the Business after the Closing, including without limitation, the manufacture of Product after the Closing.

13.2 Indemnification by Seller . Seller indemnifies and holds harmless Buyer, and any of its directors, officers, employees, Affiliates, controlling persons, agents and representatives (the “Buyer Indemnitees”) from and against any Liabilities (a) to the extent such Liabilities relate to the Excluded Liabilities, (b) arising from Seller’s breach of or non-performance of any covenant or agreement under this Agreement or any instrument delivered pursuant to this Agreement or (c) arising from the conduct of the Business prior to the Closing, including without limitation the manufacture of Product prior to the Closing.

13.3 Claims . Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article 13 (the “Indemnified Party”) shall give prompt notice to the other party (the “Indemnifying Party”) of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (a “Claim”) under this Article 13 may be based. Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, the specific basis for indemnification hereunder, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations under this Section, except to the extent the Indemnifying Party is prejudiced by such failure.

13.4 Limitation; Exclusivity . No Claim shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party. If full recovery under any such Claim is not had within three (3) months of such written notice, arbitration, pursuant to Section 14.4, must be commenced within thirty (30) days following the end of such three-month period or such Claim shall be invalidated. This Article 13 provides the exclusive means by which a party may assert Claims against the other party and Section 14.4 provides the exclusive means by which a party may bring actions against the other party with respect to any breach by the other party of its indemnification obligations under this Article 13.

ARTICLE 14

MISCELLANEOUS

14.1 Non-Survival of Representations and Warranties . The representations and warranties made in Articles 6 and 7 or any instrument delivered pursuant to this Agreement shall not survive after the Closing Date.

14.2 No Third Party Beneficiaries . Nothing in this Agreement, express or implied, is intended to or shall (i) confer on any person other than the parties hereto (and Buyer Indemnitees and the Seller Indemnitees referred to in) and their respective successors or assigns any rights (including third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement, or (ii) constitute the parties hereto as partners or as participants in a joint venture. This Agreement shall not provide third parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement. No third party shall have any right, independent of any right which may exist irrespective of this Agreement, under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement.

14.3 Force Majeure . If the performance by either party of any obligation under this Agreement is prevented, restricted, interfered with or delayed by reason of any cause beyond the reasonable control of the party liable to perform, unless conclusive evidence to the contrary is provided, the party so affected shall, upon giving written notice to the other party, be excused from such performance to the extent of such prevention, restriction, interference or delay, provided that the affected party shall use its reasonable efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed. When such circumstances arise, the parties shall discuss what, if any, modification of the terms of this Agreement may be required in order to arrive at an equitable solution.

14.4 Governing Law; Jurisdiction; Dispute Resolution and Arbitration . This Agreement shall be deemed to have been made in the State of California and its form, execution, validity, construction and effect shall be determined in accordance with the laws of the state of California, without giving effect to the principles of conflicts of law thereof. Disputes arising out of, relating to or in connection with this Agreement, or in relations between the parties with respect to the subject matter hereof, for any reason or under any circumstances, will be finally settled by a single arbitrator in a binding arbitration in accordance with the Judicial Arbitration and Mediation Services (“JAMS”) Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”). Upon receipt of written notice of the existence of a dispute by one party hereto to the other, the parties shall, within thirty (30) days conduct a meeting of one or more senior executives of each party, with full settlement authority, in an attempt to resolve the dispute. Each party shall make available appropriate personnel to meet and confer with the other party reasonably within the thirty-day period. Upon the expiration of the thirty-day period, or upon the termination of discussions between the senior executives, either party may elect arbitration of any dispute by written notice to the other (the “Arbitration Notice”). The arbitration shall be held in San Francisco, California before one (1) arbitrator from JAMS having substantial experience as a jurist and mediator with significant disputes in the biotechnology and/or pharmaceuticals industry selected by the mutual agreement of the Buyer and the Seller; provided, however, that if such parties cannot agree on an arbitrator within thirty (30) days of the Arbitration Notice, either party may request JAMS select the arbitrator, and JAMS shall select an arbitrator pursuant to the procedure set out by the JAMS rules, provided, however, that the arbitrator selected be a former judge with at least fifteen (15) years experience addressing as a jurist and/or mediator significant disputes in the biotechnology and or pharmaceutical industry. The arbitration shall be administered by JAMS pursuant to its AAA Rules. Judgment on the arbitration award may be entered in any court having jurisdiction. The arbitrator may, in the arbitration award, allocate for payment by the non-prevailing party all or part of the costs of the arbitration, including fees of the arbitrator and the reasonable attorneys’ fees and costs incurred by the prevailing party. This Section shall not preclude the parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. In respect of any actions for injunctive or other equitable relief hereunder, any action or proceeding may be brought against any party in the state and federal courts located in the city of San Francisco, California and each of the parties consents to the jurisdiction of such courts in any such action or proceeding and waives any objection to venue laid therein.

14.5 Severability . If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, it shall be modified, if possible, to the minimum extent necessary to make it valid and enforceable or, if such modification is not possible, such provision shall be stricken and the remaining provisions shall remain in full force and effect; provided, however, that if a provision is stricken so as to significantly alter the economic arrangements of this Agreement, the party adversely affected may terminate this Agreement upon 60 days’ prior written notice to the other party. If any of the terms or provisions of this

Agreement is in conflict with any applicable statute or rule of law in any jurisdiction, then such term or provision shall be deemed inoperative in such jurisdiction to the extent of such conflict and the parties will renegotiate the affected terms and conditions of this Agreement to resolve any inequities.

14.6 Entire Agreement . This Agreement and the ancillary transaction documents to be executed and delivered pursuant to this Agreement are intended to define the full extent of the legally enforceable undertakings and representations of the parties hereto, and no promise or representation, written or oral, which is not set forth explicitly in this Agreement or such ancillary transaction documents is intended by either party to be legally binding; provided, however, in the event this Agreement terminates, the Confidentiality Agreement shall continue in full force and effect pursuant to its terms. Each of the parties acknowledge that in deciding to enter into this Agreement and to consummate the transaction contemplated hereby none of them has relied upon any statements or representations, written or oral, other than those explicitly set forth in this Agreement.

14.7 Amendment . This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by both parties that specifically refers to this Agreement.

14.8 Notices . All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth below (or at such other addresses as shall be specified by notice given in accordance with this Section):

If to Seller:	PDL BioPharma, Inc.
Attention: Vice President, Legal Affairs
1400 Seaport Boulevard
Redwood City, CA 94063
Facsimile: 650-454-1468
E-mail: cynthia.shumate@pdl.com

with a copy to:	DLA Piper US LLP
(not to constitute notice)	Attention: Howard Clowes
153 Townsend Street, Suite 800
San Francisco, CA 94107-1957
Facsimile: 415- 659-7410
E-mail: howard.clowes@dlapiper.com

If to Buyer:	Otsuka Pharmaceutical Co., Ltd.
Attention: Director, Legal Affairs Department
2-16-4 Konan, Minato-ku, Tokyo 108-8242

Japan
Facsimile: 81-3-6717-1480
E-mail: Bill@otsuka.jp

with a copy to:	Heller Ehrman LLP
(not to constitute notice)	Attention: Kevin T. Collins
Times Square Tower
7 Times Square
New York, NY 10036
Facsimile: (212) 763-7600
E-mail: kevin.collins@hellerehrman.com

14.9 Assignment . This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns, but this Agreement shall not be assignable by either party hereto without the express written consent of the other party hereto which will not be unreasonably withheld.

14.10 No Agency . It is understood and agreed that each party shall have the status of an independent contractor under this Agreement and that nothing in this Agreement shall be construed as authorization for either party to act as agent for the other. Neither party shall incur any Liability for any act or failure to act by employees of the other party.

14.11 Construction .

(a) This Agreement has been prepared jointly and shall not be strictly construed against either party.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Articles and Sections and Exhibits and Schedules to this Agreement.

(d) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.12 Payment of Expenses . All costs and expenses associated with this Agreement and the transactions contemplated thereby, including the fees of counsel and accountants, shall be borne by the party incurring such expenses.

14.13 Counterparts . This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. Any executed counterpart delivered by facsimile or other means of electronic transmission shall be deemed an original for all purposes.

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IN WITNESS WHEREOF, the parties, through their authorized officers, have duly executed this as of the date first written above.

PDL BioPharma, Inc., a Delaware corporation

By:	/s/ L. Patrick Gage
Name:	L. Patrick Gage
Title:	Chief Executive Officer

By:	/s/ Andrew Guggenhime
Name:	Andrew Guggenhime
Title:	Senior Vice President and Chief Financial Officer

Otsuka Pharmaceutical Co., Ltd., a Japanese corporation

By:	/s/ Tatsuo Higuchi
Name:	Tatsuo Higuchi
Title:	President and Representative Director

By:	/s/ Hiromi Yoshikawa
Name:	Hiromi Yoshikawa
Title:	Managing Director, Pharmaceutical Business and U.S. Operations

SIGNATURE PAGE

ASSET PURCHASE AGREEMENT